06-12

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
RECEIVED
MAR 02 2015
WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00719

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Natixis Securities Americas LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and street)

New York	**New York**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Desmond Kenneally **(212) 698-3309**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW
3/25

NATIXIS SECURITIES AMERICAS LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.

Report of Independent Registered Public Accounting Firm.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income.

☒ (d) Statement of Changes in Member's Equity.

☒ (e) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

☒ (f) Statement of Changes in Financial Condition.

Notes to Financial Statements.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).

☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not required).

☒ (l) An Affirmation.

☐ (m) A copy of the SIPC Supplemental Report (filed separately).

☐ (n) A Report Describing the Existence of Internal Control over Compliance with the Financial Responsibility Rules and the Broker-Dealer's Compliance with the Financial Responsibility Rules (the "Compliance Report") and Report of Independent Registered Public Accounting Firm Thereon (filed separately).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIXIS SECURITIES AMERICAS LLC
(SEC I.D. No. 8-00719)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a 5(e) (3)
Under the Securities Exchange Act of 1934
as a public document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Natixis Securities America LLC

We have audited the accompanying statement of financial condition of Natixis Securities America LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Natixis Securities America LLC, as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

Natixis Securities Americas LLC
Statement of Financial Condition
December 31, 2014
(In Thousands of U.S. dollars)

Assets

Cash	$	43,571
Cash segregated for regulatory purposes		17,000
Securities borrowed		10,420,967
Securities received as collateral		4,484,283
Securities purchased under agreements to resell, net		415,408
Securities owned, at fair value (includes securities pledged of $187)		331,343
Due from clearing corporations, net		248,148
Accrued interest receivable		8,186
Due from affiliates		7,112
Other assets		5,118
Total Assets	$	15,981,136

Liabilities and Member's Equity

Liabilities

Securities loaned	$	10,492,716
Obligation to return securities received as collateral		4,484,283
Securities sold under agreements to repurchase, net		3,852
Securities sold, not yet purchased, at fair value		98,676
Due to affiliate		68,996
Borrowing from affiliate		371,522
Accrued interest payable		4,516
Other liabilities		3,624
Total liabilities		15,528,185
Liabilities subordinated to claims of general creditors		150,000
Member's equity		302,951
Total Liabilities and Member's Equity	$	15,981,136

The accompanying notes are an integral part of the statement of financial condition

1. Business and Organization

Natixis Securities Americas LLC (the "Company") is a single member limited liability company, organized in Delaware and a wholly-owned subsidiary of Natixis North America LLC ("NNA"), its managing member. NNA is a wholly owned subsidiary of Natixis U.S. Holdings Inc. ("NUSHI"). NUSHI is an indirect wholly owned subsidiary of Natixis ("Natixis"), an entity organized in Paris, France. Natixis is a majority owned subsidiary of Group BPCE.

The Company engages in several classes of services, including principal and agency transactions in debt and equity securities and investment banking businesses. The Company also participates in private placement and advisory activities and engages in proprietary securities financing transactions, which are collateralized by U.S. government and agency securities, and equity securities.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Basis of financial information
The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and is stated in U.S. dollars.

Use of estimates
The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. Significant estimates generally include the fair value of securities owned, securities sold, not yet purchased and the net realizable values of deferred tax assets.

Cash and cash equivalents
The Company considers all highly liquid investments, including money market funds, purchased and not held for resale, with an original or remaining maturity of three months or less at the time of purchase, to be cash equivalents. Amounts placed with affiliates, are not considered cash and cash equivalents. Cash on deposit with financial institutions may, at times, exceed federal insurance limits. At December 31, 2014, the Company had no cash equivalents.

Cash segregated for regulatory purposes
The Company is subject to SEC Rule 15c3-3 related to maintaining cash in a segregated reserve account for the exclusive benefit of its customers.

Securities financing transactions

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")

Repurchase agreements and reverse repurchase agreements are recorded as collateralized financing transactions and are carried at the contract value, plus accrued interest, as specified in the respective agreements. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company manages its risk by calculating the market value of each participant's positions and comparing it to the contract amounts with any difference settled by counterparty. Repurchase agreements and reverse repurchase agreements (together "repos") entered into with netting members of the Fixed Income Clearing Corporation ("FICC"), that settle through the Government Securities Division ("GSD") of the FICC and meet the criteria of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 210 are presented net in the Company's statement of financial condition. Repos entered into that do not meet the netting requirements are presented on a gross basis.

Securities borrowed and securities loaned

Securities borrowed and securities loaned are matched book transactions that are recorded based upon the amount of cash collateral advanced or received in connection with the transactions and are accounted for as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral retrieved, as applicable.

Securities received as collateral and obligation to return securities received as collateral

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities. The Company reports the fair value of these securities and the related obligation to return the collateral in accordance with ASC Topic 860, *Transfers and Servicing* issued by the FASB.

Additional information regarding the Company's securities financing activities is included in Notes 4, 8 and 13.

Securities owned and securities sold, not yet purchased, at fair value

The purchases and sales of securities owned and securities sold, not yet purchased are recorded at fair value on trade date in the statement of financial condition. Fair value is generally based on quoted market prices, dealer quotations or internally developed models.

Fair value of financial instruments

The Company assesses the fair value of its financial instruments as described below:

Level 1 - Financial instruments with fair values based on quoted market prices or for which the Company has independent external valuations

The Company's valuation policy is to use quoted market prices from securities exchanges where they are available and reliable. Financial instruments valued based on quoted market prices are primarily cash equivalents.

Level 2 - Financial instruments with fair value determined based on internally developed models or methodologies that employ data that are readily observable from objective sources

The second category consists of financial instruments for which the Company does not receive quoted prices; therefore, models or other methodologies are utilized to value these financial instruments. Such models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors and current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. A degree of subjectivity is required to determine appropriate models or methodologies as well as appropriate underlying assumptions. This subjectivity makes these valuations inherently less reliable than quoted market prices.

Level 3 - Financial instruments with fair value based on internally developed models or methodologies utilizing significant assumptions or other data that are generally less readily observable from objective sources
Certain complex financial instruments and other investments have significant data inputs that cannot be validated by reference to readily observable data. These instruments are typically illiquid, long dated or unique in nature and therefore require judgment by the Company.

Substantially all of the Company's assets and liabilities are carried at contracted amounts which the Company believes approximate fair value. Assets which are recorded at contract amounts approximating fair value primarily consist of short-term secured receivables, securities purchased under agreements to resell, securities borrowed and certain other receivables. Similarly, the Company's liabilities such as short term borrowings, securities sold under agreements to repurchase, and securities loaned and certain other payables and its liabilities subordinated to the claims of general creditors are recorded at contract amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates or market movements.

Concentrations of credit risk
The Company is engaged in various trading and brokerage activities primarily with counterparties in the financial services industry including securities brokers and dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company clears fixed income securities transactions through the GSD of the FICC, and clears non-fixed income securities through the National Securities Clearing Corporation ("NSCC") and the Options Clearing Corporation ("OCC"). These activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

As a limited liability company, the Company is disregarded as an entity separate from its owner and sole member NNA. The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by NUSHI. The Company computes its current and deferred taxes as if it were a separate taxpayer. However, the Company uses the statutory tax rates applicable to the consolidated tax return when computing its current and deferred taxes. Net operating losses ("NOLs") are realized by the Company when NOLs are utilized by the NUSHI consolidated group. Deferred and current tax benefits are credited to the Company to the extent such benefits can ultimately be utilized by the NUSHI consolidated group regardless of whether such benefits could ultimately be realized on a standalone basis. In addition, the need for a valuation allowance is determined at the NUSHI level rather than on a standalone basis. Amounts receivable or payable with affiliates related to the Company's current tax provision are settled periodically based on a tax sharing agreement.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information. Interest and penalties, to the extent it is deemed probable that they would be asserted, are accrued and included in the unrecognized tax benefits.

3. Recently Issued Accounting Standards

Disclosure Regarding Transfers and Servicing

In June 2014, the FASB issued ASU 2014-11, *Transfers and Servicing*, which clarifies current accounting and disclosures for repurchase agreements and similar transactions. The new disclosure requirements are effective for annual reporting periods beginning on or after December 15, 2014. The Company is assessing the impact of this ASU on the statement of financial condition.

Disclosure Regarding Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, through a joint project with the International Accounting Standards Board ("IASB"), to clarify the principles for recognizing revenue and to develop a common revenue standard under US GAAP and International Financial Reporting Standards. The new disclosure requirements are effective for annual reporting periods beginning on or after December 15, 2016. The Company is assessing the impact of this ASU on the statement of financial condition.

4. Offsetting Assets and Liabilities

The following table presents the gross and net securities financing activities and the related offsetting amounts permitted under ASC 210-20-45:

	As of December 31, 2014				
In thousands of US dollars	Gross Amount of Recognized Assets	Gross Amount offset on the Statement of Financial Condition (1)	Net Amount of Assets Presented on the Statement of Financial Condition	Amounts Not Offset on the Statement of Financial Condition (2)	Net Amounts (3)
Offsetting of financial assets:					
Securities borrowed	$10,420,967	-	$10,420,967	$10,353,014	$67,953
Securities purchased under agreements to resell	619,096	203,688	415,408	415,408	-
Total	$11,040,063	$203,688	$10,836,375	$10,768,422	$67,953

In thousands of US dollars	Gross Amount of Recognized Liabilities	Gross Amount offset on the Statement of Financial Condition (1)	Net Amount of Liabilities Presented on the Statement of Financial Condition	Amounts Not Offset on the Statement of Financial Condition (2)	Net Amounts (3)
Offsetting of financial liabilities:					
Securities loaned	$10,492,716	-	$10,492,716	$10,488,607	$4,109
Securities sold under agreements to repurchase	207,540	203,688	3,852	3,852	-
Total	$10,700,256	$203,688	$10,496,568	$10,492,459	$4,109

(1) Includes financial instruments subject to enforceable master agreements that are permitted to be offset under ASC 210-20-45.
(2) Includes financial instruments and cash collateral subject to enforceable master netting agreements that are not permitted to be offset under ASC 210-20-45.
(3) Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

5. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased, at fair value consist primarily of equity securities, U.S. government obligations and corporate obligations at December 31, 2014. Additional information regarding securities owned and securities sold, not yet purchased, at fair value is provided within Note 6.

Securities sold, but not yet purchased, at fair value represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. The Company has recorded these liabilities in the statement of financial condition as of December 31, 2014 at fair value. However, these transactions may result in additional risk if the fair value of the securities increases subsequent to December 31, 2014.

6. Fair Value Measurement

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. A review of fair

value hierarchy classifications is conducted on an annual basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Fair Value Measurements on a Recurring Basis as of December 31, 2014 (in thousands of U.S. dollars)			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned, at fair value:				
Equities	$ -	$ 65	$ 10,939	$ 11,004
U.S. government obligations	-	186	-	186
Corporate obligations	-	320,153	-	320,153
Total Assets	$ -	$ 320,404	$ 10,939	$ 331,343
Liabilities:				
Securities sold, not yet purchased, at fair value:				
U.S. government obligations	$ -	$ 71,092	$ -	$ 71,092
Corporate obligations	-	27,584	-	27,584
Total Liabilities	$ -	$ 98,676	$ -	$ 98,676

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2014:

	(in thousands of U.S. dollars)
Equity securities, at fair value, January 1, 2014	$ 10,596
Changes in fair value	343
Sales proceeds and transfers	-
Equity securities, at fair value, December 31, 2014	$ 10,939

Quantitative Information About and Sensitivity of Significant Unobservable Inputs Used in Level 3 Fair Value Measurement

Level 3 assets represent an equity investment of a central clearing organization that is not traded in the public market. The valuation technique includes a review of the book value and related market value of several publicly traded companies in the same industry to arrive at an average book multiple for these companies. With respect to average book multiple sensitivity, a percentage increase (decrease) in the input would, in isolation, result in the same percentage increase (decrease) in the fair value measurement. This average book multiple, adjusted for factors such as liquidity, is applied to the number of shares owned to arrive at fair value. The unobservable input is our estimated 20% reduction to fair value as the security does not trade on an active market.

There were no transfers between Level 1, Level 2, or Level 3 during the year ended December 31, 2014.

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, securities borrowed with short-dated maturities, securities purchased under resale agreements with short-dated maturities, securities loaned with short-dated maturities, securities sold under repurchase agreements with short-dated maturities, borrowings, accounts payable, and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2014, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy:

Fair Value Measurements Not on a Recurring Basis as of December 31, 2014 (in thousands of U.S. dollars)

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Cash	$ 43,571	$ 43,571	$ -	$ -	$ 43,571
Cash segregated for regulatory purposes	17,000	17,000	-	-	17,000
Due from clearing corporations, net	248,148	248,148	-	-	248,148
Securities borrowed	10,420,967	-	10,420,967	-	10,420,967
Securities received as collateral	4,484,283	-	4,484,283	-	4,484,283
Securities purchased under agreements to resell, net	415,408	-	415,408	-	415,408
Totals	$ 15,629,377	$ 308,719	$ 15,320,658	$ -	$ 15,629,377
Liabilities:					
Securities loaned	$ 10,492,716	$ -	$ 10,492,716	$ -	$ 10,492,716
Obligation to return securities received as collateral	4,484,283	-	4,484,283	-	4,484,283
Securities sold under agreements to repurchase, net	3,852	-	3,852	-	3,852
Due to affiliate	68,996	-	68,996	-	68,996
Borrowing from affiliate	371,522	-	371,522	-	371,522
Liabilities subordinated to claims of general creditors	150,000	-	150,000	-	150,000
Totals	$ 15,571,369	$ -	$ 15,571,369	$ -	$ 15,571,369

7. Due from Clearing Corporations, net

As of December 31, 2014, amounts due from clearing corporations, net consist of the following:

	(In thousands of U.S. dollars)
Deposits	$ 243,412
Securities failed to deliver, net	2,130
Margin account	443
Other	2,163
	$ 248,148

8. Related Party Transactions

The Company is involved in significant financing and other transactions, and has significant related party balances with affiliates. Natixis fully guarantees the Company's market obligations. The following table sets forth the Company's related party assets and liabilities as of December 31, 2014:

		(In Thousands of U.S. dollars)
Assets		
Cash	$	88
Securities borrowed		6,328,805
Securities purchased under agreements to resell, net		384,208
Accrued interest receivable		1,891
Due from affiliates		7,112
Total Assets	$	6,722,104
Liabilities		
Securities loaned	$	4,766,086
Securities sold under agreements to repurchase, net		3,352
Due to affiliate		68,996
Borrowing from affiliate		371,522
Accrued interest payable		361
Liabilities subordinated to claims of general creditors		150,000
Total Liabilities	$	5,360,317

9. Employee Benefit Plans

Employees of the Company are eligible to participate in a 401(k) plan sponsored by NNA. Eligibility commences immediately upon an employee's date of hire. The Company contributes a matching contribution equal to 50% of the employee contributions up to the maximum amount permitted by the Internal Revenue Code. Effective January 1, 2014, NNA amended its 401(k) plan to provide an additional retirement contribution for year 2014 and thereafter. This enhanced retirement contribution which is subject to vesting requirements to all active employees as of December 31 each year and is based on a combination of employees' age plus years of service and subject to vesting requirements.

Effective December 31, 2013, NNA amended its non-contributory deferred benefits pension plan and ceased offering future benefits and vested all active employees 100% in their accrued benefit earned through the effective date of the plan amendment. This plan, which is closed to new entrants, and the related trust were not liquidated and the remainder of the plan's provisions continues to be in effect.

Certain employees are eligible to receive awards under the Natixis Employee Retention and Performance Plan ("ERPP Plan"). Awards may be granted annually in March and may be granted

in the form of Conditional Value Units ("CVUs"), Deferred Conditional Bonus ("DCBs") and Deferred Value Units ("DVUs"). For DCBs granted prior to December 31, 2013, the value of these awards is expressed in Euros at the grant date and payable to the employee in US dollars based on prevailing exchange rate as described in the PRP document. DCBs granted in 2013 and thereafter are expressed in US dollars. Further as the future value of some of these awards are based on the value of Natixis common stock and foreign exchange rates in effect at the time of payment, the employee retains the currency and equity risk inherent in these awards. The awards are subject to certain performance and vesting conditions as outlined in the ERPP Plan documents. The Company accrues the value of the awards over the period the employee renders the required service.

10. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2014, the Company had net capital of approximately $270.7 million which was approximately $269.2 million in excess of minimum net capital.

At December 31, 2014 the Company has a $150.0 million subordinated loan from NNA that has a scheduled maturity date of December 31, 2019 and accrues interest at three-month LIBOR plus 182 basis points. The Company estimates that the fair value of its subordinated loan approximates its carrying value. The subordinated loan qualifies as equity capital for regulatory purposes and may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

On August 1, 2014, the Company received FINRA approval for a $350.0 million uncommitted revolving subordinated loan from Natixis U.S. Finance Company LLC, an affiliate. The revolving subordinated loan will mature on July 31, 2019 and amounts drawn under this facility qualify as equity capital for regulatory purposes which will accrue interest at three-month LIBOR plus 182 basis points. As of December 31, 2014 the Company has not drawn down on this facility.

At December 31, 2014, the Company segregated cash of $17.0 million to a special reserve account for the exclusive benefit of customers to satisfy the computation for determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3), which is included in cash segregated for regulatory purposes in the accompanying statement of financial condition.

11. Income Taxes

At December 31, 2014, the significant components of the Company's deferred tax assets and liabilities are set forth below (in thousands of U.S. dollars):

Deferred tax assets	
Net operating losses	$ 795
Other	286
Gross deferred tax assets before valuation allowance	1,081
Valuation allowance	(3)
Gross deferred tax assets, net of valuation allowance	1,078
Deferred tax liabilities	
Securities owned	(4,522)
Deferred taxes, net	$ (3,444)

The Company has recorded a receivable from Natixis New York Branch of $3.1 million related to current taxes which is included in due from affiliates in the accompanying statement of financial condition. Additionally, the Company has recorded a receivable from NNA of $4.0 million related to current taxes which is included in due to affiliate, in the accompanying statement of financial condition.

In accordance with the realization criteria established by ASC 740, *Accounting for Income Taxes*, the above valuation allowance has been recorded against the deferred tax asset at December 31, 2014 representing the amount of state and local net operating losses carried forward by the Company, for which no benefit is expected in the future. Except for the foregoing valuation allowance, the Company believes it is more likely than not that the NUSHI consolidated federal and combined state and local filing groups will have sufficient taxable income in future years to absorb the net operating loss carryforwards and other temporary differences when these items become deductible for tax purposes.

At December 31, 2014, the Company had no accrued interest or penalties related to unrecognized tax benefits in the statement of financial condition.

The Company's income tax returns are subject to examination from various governmental taxing authorities.

The results of the Company were included in the Natixis Branch tax returns from November 1, 2009 through September 30, 2011 and as part of the NUSHI group thereafter. The Natixis Branch 2010 and 2011 tax returns are currently being examined by the Internal Revenue Service and New York City, respectively. The Company is currently under examination as part of the NUSHI group tax returns for 2011 and 2012 by New York City. It is not possible to estimate when the current examinations may be completed.

The Company does not expect unrecognized tax benefits to change significantly during the twelve months subsequent to December 31, 2014.

12. Commitments and Contingencies

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on its statement of financial condition at December 31, 2014.

The Company is a member of various exchanges and clearing organizations that trade and clear securities or futures contracts, or both. Associated with these memberships, the Company may be required to pay a proportionate share of financial obligations of another member who may default on its obligations to the clearing organization. Although the rules governing its memberships vary, in general the Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the accompanying statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

13. Collateral Arrangements

The Company has received securities with a gross estimated fair value of approximately $11.0 billion in connection with its securities financing activities as of December 31, 2014 which it can sell or re-pledge. Substantially all of these securities have been re-pledged to counterparties as of December 31, 2014.

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities and receives other securities as collateral. In instances where the Company can sell or re-pledge these securities received as collateral, it reports the fair value of these securities and the related obligation to return the securities received as collateral in the statement of financial condition. At December 31, 2014, approximately $4.5 billion was reported as securities received as collateral and as obligation to return securities received as collateral in the accompanying statement of financial condition. Substantially all of these securities have been re-pledged to counterparties as of December 31, 2014.

Additionally, the Company engages in securities for securities transactions in which it is the borrower of securities and provides other securities as collateral. As no cash is provided under these types of transactions, the Company, as borrower, treats these as noncash transactions and does not recognize assets or liabilities in the statement of financial condition.

14. Financial Instruments with Off-Balance Sheet Risk

The Company may at times sell financial instruments that it does not currently own and will therefore be obligated to purchase such financial instruments at a future date and will incur a loss if the fair value of the financial instruments increases subsequent to December 31, 2014.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill

its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's securities activities transacted with an affiliate occur on either a cash or margin basis. In margin transactions, the Company extends credit to its affiliate, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the affiliate accounts. In connection with these activities, the Company executes and clears affiliate transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transaction may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that the affiliate may incur. In the event the affiliate fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the affiliate obligations. The Company seeks to control the risks associated with its affiliate activities by requiring the affiliate to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the affiliate to deposit additional collateral or to reduce positions when necessary.

The Company's securities financing activities require the Company to pledge securities when allowed as collateral in support of various secured financing transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

15. Subsequent Events

The Company evaluates subsequent events through the date the statement of financial condition is issued. The Company did not have any subsequent events requiring disclosure or adjustment to the statement of financial condition.